August 3, 2006

Mail Stop 4561

By Air Mail and Facsimile to 613 8641 4915

Mr. John M. Stewart
Managing Director and Group Chief Executive
National Australia Bank Limited
500 Bourke Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: National Australia Bank Limited
**   Form 20-F for the Fiscal Year Ended September 30, 2005**
**   Filed December 2, 2005**
**   File No. 001-9945**

Dear Mr. Stewart:

We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

Selected Financial Data, page 7

1.   We note you have presented various non-GAAP financial measures as a part of
        your Selected Financial Data. Please tell us in detail why you have adjusted your
        earnings per share before significant items and cash earnings per share before
        significant items to eliminate recurring items such as a portion of the charge to
        provide for doubtful debts. Refer to the guidance in Item 10(e)(ii)(B) of
        Regulation S-K.

Reconciliations of Non-GAAP Measures, page 8

2.   Please provide in your response letter a reconciliation of each per share basis non-
        GAAP financial measure to the GAAP financial measure of earnings per share
        and revise your future filings to include these reconciliations. Refer to the
        guidance provided by Item 10(e) of Regulation S-K and by Question 11 of the
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures.

Risk Management, page 59

3.   In future filings, please revise to include a discussion of the hedging strategies
        used to mitigate risk and the instruments you use to execute those strategies.
        Consider explaining the methods you use to determine that hedges are effective.

Financial Report, page 113

Note 46 – Fair value of financial instruments, page 211

4.   Please revise your disclosures in future filings to clarify how you obtain the
        market values for unlisted trading, available-for-sale, and investment securities.
        To the extent that quoted market prices are not available, please tell us what
        models or other methods are utilized and discuss the significant assumptions used
        under each method and for each type of security.

5.   Please revise your disclosures in future filings to disclose which methods (such as
        quoted market prices or discounted cash flow, option pricing, or other models) are
        applied under which circumstances to value your derivative financial instruments
        classified as trading and as other-than-trading. Include a discussion of the
        significant assumptions made under each method. To the extent that differing

methods are used for similar instruments (such as swaps, forwards), please quantify the proportion valued under each method.

Note 56 – Reconciliation with US GAAP and other US GAAP disclosures

Note 56(c) – Goodwill, page 239

6.   In future filings, please revise to include the total carrying amounts of goodwill and other intangibles for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment on a US GAAP basis. Refer to the guidance provided by paragraph 45 of FAS 142.

Note 56(j) – General provision for doubtful debts

7.   We note that you have changed your method for determining your provision for doubtful debts for the purposes of US GAAP and reported this as a change in accounting estimate in your reconciliation to US GAAP in both 2004 and 2005. Please tell us in your response letter the specific changes you made and the reasons you determined that such a change was necessary for each year.

8.   As a related matter, in prior years you have represented that any differences in accounting for purposes of US GAAP were not material, however you have disclosed that you made changes to your methodology in order to ensure consistency with the application of the requirements of FAS 5 and FAS 114. Please tell us:

- how you determined that each adjustment should be recorded in the current year; and
- how you determined that the changes you made in each year were not error corrections for US GAAP reporting.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. John M. Stewart
National Australia Bank Limited
Page 4 of 4

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

                                        Sincerely,

                                        Donald A. Walker
                                        Senior Assistant Chief Accountant

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